Exhibit 99.03

DataMEG Corp. Announces a Strategic Relocation Of Its Corporate Office to Charlotte, N.C. WASHINGTON, Sept. 20 /PRNewswire/ -- DataMEG Corp. (OTC Bulletin Board: DTMG - news) announced today that they have moved their corporate offices from Washington, D.C., to Charlotte, N.C. The move will allow DataMEG Corp. to maintain a presence in close proximity to their subsidiary company, CAS Communications, Inc., which will be located at the same address as DataMEG's corporate office in Charlotte, N.C. However, CAS Communications Inc.'s operational facility will be located in Raleigh, N.C.

Mr. Andrew Benson, President, DataMEG Corp. stated, ``We have made the move to Charlotte, N.C. in order to oversee our CAS Communications, Inc. operations more closely. Charlotte, N.C. is the nation's second largest banking center, and the Research Triangle area of Raleigh, N.C. is a renowned telecommunications technology resource center. We believe that maintaining our business operations in this environment will certainly provide the Company with inherent benefits as we move forward in our business development plans.

Mr. Benson continued, ``DataMEG Corp. has entered into contract agreements with a credentialed group of telecommunications engineers from the Raleigh, N.C. area who will facilitate the independent validation of our CAS technology. They have initiated a CAS product market deployment study and product definition plan. This group possesses over ninety years' experience in the voice and data communications field, with combined expertise in systems engineering, product line strategies and development, across a diverse array of network technologies, architectures and telecommunications carrier mediums. These individuals will provide DataMEG Corp. and CAS Communications, Inc. with the critical engineering and system development experience needed to bring our CAS technology to the commercial markets, as well as establish DataMEG Corp. as a viable technology development firm, capable of working on new communications technologies outside of CAS.''

The new contact information for DataMEG Corp. is as follows:

DataMEG Corp. 10800 Sikes Place Suite 300 Charlotte, NC 28277

Office: (704) 849-7690 (704) 849- 2868 Fax: (704) 849-7692

Mr. Ron Dove will direct the office operations in Charlotte, N.C., effective September 17, 2001.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as ``expect,'' ``anticipate,'' ``could,'' and ``may'' and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks, including the outcome of pending adverse claims to the Company and its subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.